Mail Stop 0610                                    February 23, 2009


Mr. John Hill
Chief Executive Officer
Mr. Robert J. Landis
Chief Financial Officer
Comprehensive Care Corporation
3405 W. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

Re:     Comprehensive Care Corporation
        Preliminary information statement filed January 27, 2009
        Form 8-K filed January 23, 2009
        File No. 001-09927

Dear Messrs. Hill and Landis:

        We have reviewed your filings and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General


1.  We note the increase in authorized shares of common stock is necessary for the
    completion of the merger with Core Corporate Consulting Group, Inc.
    Accordingly, the information requested by Items 11, 13, and 14 is required to be
    included in the information statement to the extent applicable.  See Note A to
    Schedule 14A and Item 1 to Schedule 14C.

2. Please tell us how you plan to account for the acquisition of Core. Your response should identify who the accounting acquirer is, in accordance with paragraph 9 of SFAS 141R, and the primary reasons for the combination. In addition, clarify whether Comprehensive Care will remain as the registrant or Core will become the new registrant.

Amendment of the Company's Restated Certificate of Incorporation, page 2

3. Please expand the discussion to provide a detailed description of the background and circumstances leading to the merger with Core. The discussion should include a description of any discussions or meetings that occurred pertaining to the merger, including when and where any meetings occurred and who was in attendance including, if applicable, the involvement of Hythiam, Inc. or its affiliates.

4. Please expand the discussion to include a description of Core's business. In addition, please explain whether and how your business and management will change as a result of the merger with Core.

5. We understand Core commenced operations in November 2008 and as of January 20, 2009 no financial statements have been prepared for Core. Please expand your discussion to indicate why your board determined to acquire Core and address the Board's consideration of the structure of the merger and related transactions involving Core. Please include a discussion of the material factors considered by your board, both positive and negative, in determining to proceed with the merger.

6. It appears that Core was acquired in exchange for approximately 77% of the total voting power of your company. Please explain how the purchase price was determined and by whom, and include a discussion of the specific assets you acquired as a result of the merger.

7. Please state whether a fairness opinion was obtained for the transaction.

8. Please expand the discussion to describe how Hythiam, Inc., the parent of Woodcliff and indirectly your largest shareholder at the time of the amendment and merger, will benefit as a result of the increase in authorized shares of common stock and related merger of Comprehensive Care with Core.

9.  Please explain how you will treat the registrant's shares owned by Core, e.g. will you cancel these shares or are they considered to be outstanding shares.

10. Please consider the inclusion of a chart or diagram to explain the change of ownership as a result of the merger.  For example, on January 14, 2009 Hythiam, Inc., through its wholly owned subsidiary, owned approximately 48.9 % of your outstanding common stock.  On January 14, 2009, Hythiam sold its interest in CompCare to Core.  On January 20, 2009 CompCare acquired Core for approximately 77% of CompCare's voting power.

Form 8-K filed January 23, 2009

Item 1.01.  Entry into a Material Definitive Agreement

Merger Agreement with Core Corporate Consulting Group

11. We note the statement at the top of page 3:

With the exception of the Core Purchase Transaction, there are no material relationships between the Company, Merger Sub and its directors, officers (or any associate of any such directors or officers) or affiliates, on the one side, and Core and its respective directors, officers (or any associate of any such directors or officers) or affiliates, on the other hand, relating to the Merger Agreement, the Merger or any transactions relating to the Merger.

Please reconcile this statement with the disclosure in Item 7.01 of the Form 8-K/A filed by Hythiam, Inc. filed for January 20, 2009 that Hythiam "will have an ongoing relationship with CompCare through a new ASO (Administrative Services Only) vendor agreement in support of our newly launched specialty products and programs for autism and ADHD.  We may have additional comments.

Exhibits

12. Please provide us with the schedules to exhibit 2.1.  We may have additional comments.

\* \* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Accountant, at (202) 551-3659, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding comments pertaining to financial statements and related matters. Please contact John L. Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.


Sincerely,

Jeffrey Riedler
Assistant Director